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September 26, 2025
VIA EDGAR
Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
Office of Crypto Assets
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VanEck Solana Trust
Amendment No. 3 to Registration Statement on Form S-1
Filed August 29, 2025
File No. 333-280517
Responses to Staff comments made by letter dated September 12, 2025
Dear Mr. Gessert and Ms. Berkheimer:
On behalf of our client, VanEck Solana Trust (the “Trust”), set forth below are the Trust’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 12, 2025 (the “Comment Letter”) in connection with the Trust’s Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on August 29, 2025. Concurrently with the filing of this response letter, the Trust is filing Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”). Where noted in the responses below, the Amended Registration Statement has been updated in response to the Staff’s comments.
The Trust’s responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly. All page references in the responses below are to the pages of the Amended Registration Statement, unless otherwise specified. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement.
Amendment No. 3 to Registration Statement on Form S-1
General
1.We note your disclosure that you may seek to use or hold liquid staking tokens. To the extent you intend to list your shares under the exchange’s proposed generic listing standards, please tell us why you believe you are permitted to hold liquid staking tokens. Otherwise, please revise to remove references to using or holding liquid staking tokens or to clarify that they are not a permissible holding.

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
September 26, 2025

In response to the Staff’s comment, the Trust has reviewed the Cboe BZX Exchange, Inc.’s (the “Exchange”) current generic listing standards. The Trust respectfully acknowledges that the Commission, in its approval order for the generic listing standards, discussed comments submitted on the Exchange’s rule change proposal in which the commenters advocated treating liquid staking tokens (“LSTs”) as economically equivalent to the underlying staked asset for purposes of eligibility and liquidity provisions of the proposed rules. The Trust further acknowledges that the Commission stated in the approval order for the Exchange’s generic listing standards that the recommendations submitted by commenters, including the recommendation that LSTs be treated as economically equivalent to the underlying staked asset for purposes of the eligibility and liquidity provisions of the proposed rules, were not before the Commission in the rule change proposals submitted by the Exchange, and therefore are outside the scope of the Commission’s order approving the Exchange’s proposed generic listing standards.
The Trust shares the Commission’s view that the recommendations by commenters that LSTs be treated as economically equivalent to the underlying staked asset for purposes of the eligibility and liquidity provisions of the proposed rules were not before the Commission in the rule change proposals submitted by the Exchange. Given there is no mention in the Exchange’s rule proposal regarding the concept of economic equivalence or any consequences that might flow therefrom, the Trust is in full agreement with the Commission that the commenter’s position on such economic equivalence was not advanced by the Exchange in its rule proposal for generic listing standards.
The Trust hereby informs the Commission that the position advocated by the commenter on LSTs is not the position of the Trust. The Trust does not take the position advocated by the commenter that an LST is “economically equivalent” to the underlying staked asset for purposes of the eligibility provisions of the Exchange’s generic listing standard. Indeed, an LST, which is staked by default (i.e., by its very nature, an LST is a Liquid Staking Token, meaning that it intrinsically represents a position in respect of assets that have been staked with a blockchain protocol), is not “economically equivalent” in all respects to the underlying asset being staked, a Solana token (“SOL”), because a SOL is not staked by default (i.e., SOL may be staked or it may not be staked; the key point is that SOL does not intrinsically and exclusively represent a position that has been staked). While SOL is certainly capable of being staked, it is not staked by default and does not intrinsically represent a position involving staked assets, as an LST is, and does.
The Trust’s view is that any LSTs it plans to hold should constitute commodities under the Commodity Exchange Act, and therefore satisfy the definition of a “commodity” under Exchange Rule 14.11(d)(1)(B).1 The Trust notes that Exchange Rule 14.11(e)(4)(C)(i) provides that “Commodity-Based Trust Shares” means a security that is issued by a trust that holds “one or more commodities.” (emphasis added) The Trust believes the SOL it holds constitute commodities, and the Trust further believes the LST
1 Exchange Rule 14.11(d)(1)(B) provides that the term “commodity” is as defined in the Commodity Exchange Act.

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
September 26, 2025

tokens that it plans to hold should constitute commodities as well. The Trust believes this is consistent with Commission guidance on LSTs.
Liquid staking is a type of staking where owners of digital assets deposit those assets with a liquid staking provider, which may be through protocol-based or third-party service providers. In return, the depositor receives a new staking receipt token (i.e., LSTs) that represents:
•Ownership of the original deposited digital assets;
•Any rewards that accrue to the deposited digital assets through staking; and
•The right to redeem the original digital assets and accrued rewards, subject to any applicable “unbonding” period.
In August 2025 the Staff issued a “Statement on Certain Liquid Staking Activities” (the “Liquid Staking Statement”). The Liquid Staking Statement provides the Staff’s view on the application of the federal securities laws to liquid staking protocols. Under the Liquid Staking Statement, the Staff does not consider properly structured liquid staking activities or offer and sale of staking receipt tokens to involve the offer and sale of securities under the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended. The Staff applies the Howey test, concluding that liquid staking providers perform administrative or ministerial functions, and not entrepreneurial or managerial efforts, so liquid staking arrangements do not qualify as investment contracts. The Liquid Staking Statement further clarifies that the offer and sale of staking receipt tokens, as well as services like minting, issuing, redeeming tokens, distributing rewards, or handling slashing events, generally are not transactions that must be registered with the Commission under the Securities Act unless the structure includes investment contract features.
As noted in the Liquid Staking Statement, an LST is a receipt because it evidences the holder’s ownership of the underlying asset. For example, JitoSOL is the LST for the Jito Stake Pool, a staking pool operating on the Solana Network. Each unit of JitoSOL is a receipt for the original deposited SOL and any SOL rewards that accrue to the original deposited SOL. JitoSOL can be redeemed at any time, subject to any applicable unbonding period, for the underlying SOL less a nominal fee.
The generic listing standards for Commodity-Based Trusts provide eligibility criteria for the commodity – they must constitute “commodities” as defined in the Commodity Exchange Act (“CEA”). A “commodity” is defined in the CEA as “all services, rights, and interests … in which contracts for future delivery are presently or in the future dealt in.”2 SOL—and by extension, SOL that underlies a receipt or LST—meets the criteria since SOL underlies a commodity futures contract that has been made available to trade on a CFTC-regulated designated contract market (“DCM”) for commodity futures for at least six months; in addition, the Trust notes the listing exchange has a comprehensive surveillance sharing agreement with such DCM.
2 7 U.S.C. 1a(9).

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
September 26, 2025

The Trust believes its views are consistent with the Staff’s Liquid Staking Statement, which stated that “a Staking Receipt Token is not a receipt for a security because the deposited Covered Crypto Asset is not a security”. The Trust believes SOL is not a security, and therefore an LST representing a position in staked SOL is not itself a security either. The Trust next applies the Staff’s guidance in the Liquid Staking Statement that “[i]f a Staking Receipt Token itself is not a security, consideration must be given to whether it itself is offered and sold as part of or subject to an investment contract.” Given the administrative and ministerial, rather than managerial or entrepreneurial, efforts performed by the liquid staking providers of the LSTs that are planned to be held by the Trust, and the fact that any economic benefits realized by LST holders are not derived from any entrepreneurial or managerial efforts of the liquid staking provider or any other third party, but instead derive from the value of the deposited SOL, the Trust believes the LSTs are not securities. Instead, the Trust believes that the LSTs are commodities, like the underlying SOL.
The Trust notes that courts have stated that the test for whether a given instrument, including a digital asset, is a “commodity” is whether the instrument in question is part of the same class or category of “services, rights, and interests” as a class or category in which at least one member of such class or category serves as the underlying reference asset for a futures contract. If the instrument in question is part of the same class or category as one in which there is a member of such class or category in which futures are “dealt in”, then the instrument in question qualifies as a commodity under the CEA. A class is defined broadly and expansively, such as the class of all virtual currencies.3 The Trust believes that under any reasonable reading, SOL tokens, and LSTs representing staked SOL tokens, are members of the same broad class or category of “services, rights, and interests” for purposes of the CEA (for example, at a minimum, they could both be considered forms of virtual currencies), meaning that because there are futures contracts listed on SOL, it can be said that futures contracts are “dealt in” members of that class or category, making LSTs also commodities under the CEA.
Because the Trust believes LSTs satisfy the definition of a “commodity” under Exchange Rule 14.11(d)(1)(B),4 and because Exchange Rule 14.11(e)(4)(C)(i) provides that “Commodity-Based Trust Shares” are securities that issued by a trust that holds “one or more commodities” (emphasis added), the Trust believes it satisfies the Exchange’s generic listing standards and is consistent with case law and guidance from Staff.
Prospectus Summary, page 1
2.We note the revisions you made on pages 2 and 3 in response to prior comment 2. Please revise to clarify whether or not the disclosure in this section is a complete description of the Trust’s liquidity risk policies and procedures. Please also clarify which part of the policy addresses whether the investment strategy is appropriate for effective and efficient arbitrage.
3 See, e.g., CFTC v. My Big Coin Pay Inc., Case 1:18-cv-10077-RWZ (D.Mass. Sept. 26, 2018).
4 Exchange Rule 14.11(d)(1)(B) provides that the term “commodity” is as defined in the Commodity Exchange Act.

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
September 26, 2025

In response to the Staff’s comment, the Trust has revised the disclosure on pages 2 and 101 to clarify which part of the policy addresses whether the investment strategy is appropriate for effective and efficient arbitrage. The Trust is continuing to update its liquidity risk policies and procedures in respect of LSTs and will update the disclosure in a subsequent amendment of the Registration Statement in accordance with the Staff’s comment.
Exhibits
3.Please provide a consent dated within 30 days of the filing date from your independent registered public accounting firm.
In response to the Staff’s comment, the Trust has provided a new consent from its independent registered public accounting firm as an exhibit to the Amended Registration Statement.
Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Very truly yours,

/s/ Clifford R. Cone

Clifford R. Cone

cc:	Jan F. van Eck, VanEck Digital Assets, LLC
Jonathan R. Simon, VanEck Digital Assets, LLC
Matthew A. Babinsky, VanEck Digital Assets, LLC
Jason D. Myers, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP
Tae Ho Cho, Clifford Chance US LLP